FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	May 26, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Announces Voting Results from Annual General Meeting

VANCOUVER, British Columbia - FIRST MAJESTIC SILVER CORP. (“First Majestic” or the “Company”) is pleased to announce the voting results for the election of its Board of Directors at its annual general meeting held on May 25, 2017.

A total of 81,472,101 shares were represented at the meeting, being 49.36% of the Company’s issued and outstanding common shares. Shareholders voted in favour of all matters brought before the meeting and the election of directors was approved by a majority vote of shareholders present in person or represented by proxy as follows:

Election of Directors

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	38,793,105	98.55	569,376	1.45
Douglas Penrose	38,625,703	98.13	736,777	1.87
Robert McCallum	38,490,678	97.79	871,802	2.21
Marjorie Co	38,915,163	98.86	447,318	1.14
David Shaw	38,584,414	98.02	778,066	1.98

Executive Compensation Advisory Vote
The advisory resolution on the Company’s approach to executive compensation as outlined in the Circular was approved by a majority vote of shareholders present in person or represented by proxy as follows:

Votes For	% For	Votes Against	% Against
36,539,752	92.83	2,822,729	7.17

In addition, the Company reports the re-appointment of Deloitte LLP as auditors for the Company and the amended and restated stock option plan were both approved by the affirmative vote of a majority of the votes represented at the Meeting.

The Company also announced that Tony Pezzotti is retiring from the Board of Directors. Mr. Pezzotti, a director of the Company since 2001, decided to retire to devote more time to his family and other personal responsibilities. “Having been a director of First Majestic since its infancy, I take tremendous pride in what the Company has achieved over the past 16 years and in having worked with such a talented and dynamic group of individuals towards building a world-class silver mining company,” said Mr. Pezzotti. “I’d like to thank the board, senior management and the entire First Majestic team for their dedication over the years and wish them every success in all their future endeavors.”

“We thank Tony for his long-term contribution to First Majestic and wish him all the best,” said Keith Neumeyer, CEO and President of First Majestic.

ABOUT FIRST MAJESTIC
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 11.1 to 12.4 million ounces of pure silver or 16.6 to 18.5 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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